UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒         Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Bogota D.C., July 11, 2017

Relevant Information

Regarding the news published by the Colombian newspaper, El Tiempo, “Fusiones progresivas, el plan de vuelo de Avianca Holdings”, the Company reports the following:

1.	As previously announced by the Company through the publication of material information on January 31, 2017 and March 7, 2017, and in the Company’s Annual Report on Form 20-F, the Company is analyzing opportunities for a possible combination with Avianca Brasil (OceanAir). The due diligence process for a potential transaction with OceanAir is still ongoing. The Company may elect to enter into negotiations for a potential combination with OceanAir. The combination will only take place if all legal, corporate and contractual authorizations are obtained and the negotiations between the two companies are successful. Any other material information regarding this process will be communicated to the market in accordance with applicable law.

2.	The Honorable Judge Anil C. Singh, who was assigned to hear the claims filed in New York state court by Kingsland Holdings Ltd. against the Company and the claims filed by the Company against Kingsland Holdings Ltd. and Roberto Kriete has been appointed to a new position and as of this date his replacement has not been named.

3.	As previously announced by the Company through the publication of material information on January 31, 2017 and March 7, 2017 and in the Company’s Annual Report on Form 20-F, AVH and the airlines integrated thereunder intend to pursue negotiations of a potential strategic-commercial alliance with United Airlines. The Board of Directors authorized the Company’s management to take necessary steps in connection with analyzing such a potential strategic-commercial alliance.

The negotiation of proposed terms and conditions for a potential strategic-commercial alliance with United Airlines is still ongoing. If both parties reach an agreement, the definitive terms and conditions of their future strategic-commercial alliance shall be subject to the consideration and approval of their respective corporate bodies and of the competent authorities. Any other material information regarding this process will be communicated to the market in accordance with applicable law.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity.

The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect,

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.A.S. , incorporated in Colombia, Aerolineas Galapagos S.A. - Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A., LACSA, incorporated in Costa Rica, Trans Américan Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S.A. de C.V., ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

Investor Relations Office

+571 587 77 00 ext. 2474

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2017

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo

	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel